March 16, 2007

Mail Stop 4561

Michael Guirlanger
Chief Executive Officer
Language Access Network, Inc.
3273 E. Warm Springs
Las Vegas, NV 89120

>   **Re: Language Access Network, Inc.**
>   **Registration Statement on Form 10-SB**
>   **Filed February 21, 2007**
>   **File No. 0-33058**

Dear Mr. Guirlanger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
General

1. Please update your financial information pursuant to the requirements of Item 310(g) of Regulation S-B.

Part I
Item 1. Description of Business
Acquisitions, page 14

2. We note that your letter of intent with iBeam was extended to February 23, 2007. Please update your disclosure to reflect the current status of discussions with iBeam.

Item 6. Executive Compensation, page 46

3. Please confirm that the dollar amount of the option awards disclosed in your summary compensation table and direction compensation table were derived pursuant to Items 402(b)(2)(vi) and (f)(2)(iv) of Regulation S-B. We note that Release No. 33-8765 recently amended Item 402 to provide that the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R be disclosed under stock awards and option awards of the summary compensation table and director compensation table. Further, please reconcile the option award amounts disclosed for Andrew Panos under the summary compensation table and director compensation table. We also direct your attention to Item 402(f)(2)(i) for additional guidance regarding disclosure for directors who are also named executive officers.

4. We note your disclosure of Richard Fitzpatrick's settlement in your summary compensation table. Accordingly, please provide disclosure of such settlement in your stock awards table as well. Please revise or advise otherwise.

****

As appropriate, please amend your filing and respond to these comments promptly since your registration statement becomes effective by operation of law within 60 days of filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551- 3488 if you have questions regarding financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any other questions. If you require further assistance, please feel free to contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Scott P. Doney
        Cane Clark LLP
        221 E. Warm Springs
        Las Vegas, NV 89120
        Facsimile No. (702) 944-7100